Andrew Mew
United States
Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 4561
Washington, D.C. 20549-3561

Re:                                 Power Save Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 25, 2009
Form 10-K/A1 for the Fiscal Year Ended December 31, 2008
Filed October 20, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
Filed August 13, 2009
Form 10-Q/A1 for the Quarterly Period Ended June 30, 2009
Filed October 2, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 13, 2009
File No. 0-30215

Mr. Mew:

This correspondence is in response to your letter dated December 3,  2009 in reference to our filings listed above, on the behalf of Power-Save Energy Company,
File No. 0-30215.

General

Comment 1

Answer:

We acknowledge the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

The Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal Securities Laws of the United States.

Disclosure Controls and Procedures

Comment 2

We note your response to prior comment two. We reissue our comment and ask that you explain how you were reasonably able to conclude your disclosure controls and procedures  and internal controls over financial reporting were effective in light of the amendments to your December 31, 2008 Form 10-K and June 30, 2009 Form 10-Q.

Effectiveness of Disclosure Controls and Procedures.

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed in the Company's filings under the Securities Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. At the time that our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 was filed with the Securities and Exchange Commission on March 25, 2009 and again when Amendment No. 1 to our Annual Report on Form 10-K was filed on October 20, 2009, our 10-Q filed on August 13, 2009, the Amended report filed on October 2, 2009 and our 10-Q filed on November 13, 2009, the Company's Chief Executive Officer and Chief Financial Officer evaluated the Company's disclosure controls and procedures and concluded that our disclosure controls and procedures were effective as of December 31, 2008. Based on the material weakness in our internal control over financial reporting described below, the Company's Chief Executive Officer and Chief Financial Officer have now determined that such disclosure controls and procedures were ineffective.

Management's Annual Report on Internal Control Over Financial Reporting      Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Form 10-Q for the Quarterly period ended September 30, 2009

Liquidity and Capital Resources, page 14

Comment 3

We note that your disclosures did not comply with comments one and two of our letter dated September 16, 2009. Note that the comments are applicable to all of your filings. As such, as previously requested, you should discuss any material changes in your financial condition, analyze the underlying reasons for changes in your cash flows and expand your disclosures to better explain the variability in your cash flows. Please confirm to us that you will comply with these comments in all future filings. Refer to Item 303(b) of Regulation S-K and Section IV of SEC Release No. 33-8350.

We acknowledge the request and confirm that we will comply with these comments in future filings.

Lois Fox
Chief Financial Officer
Power Save Energy Company